Exhibit 12.1
Statement of Ratio of Earnings to Fixed Charges

	January 3,	January 1,	December 31,	December 30,	December 29,
	2004	2005	2005	2006	2007
Pre-tax (loss) income from continuing operations	(11,887)	(337)	3,020	9,705	2,952
Fixed charges	731	1,653	3,749	4,860	10,975

Total earnings (losses) and fixed charges	(11,156)	1,316	6,769	14,565	13,927

Interest expense	—	538	2,220	3,107	6,016
Portion of rent expense deemed to be income	731	1,115	1,529	1,753	4,959

Total fixed charges	731	1,653	3,749	4,860	10,975

Ratio of earnings to fixed charges	n/a	n/a	1.81	3.00	1.27

(1)	For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and loss from equity investees plus fixed charges minus minority interests in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rent expense that we believe to be representative of interest. Earnings were not sufficient to cover fixed charges by $11.9 million and $0.3 million for the fiscal years 2003 and 2004, respectively.